UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: October 27, 2010	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces ADS Ratio Change

New York, October 27, 2010 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, announced today that the ratio for its American Depositary Shares (the “ADS”) representing ordinary shares of the Company (“Shares”) will change from one (1) ADS representing two (2) Shares to one (1) ADS representing ten (10) Shares (the “Ratio Change”), effective as of November 12, 2010.

Pursuant to the Ratio Change, the record holders of the Company’s ADS as of November 10, 2010 will be entitled to receive one (1) new ADS, each representing ten (10) Shares, beginning on November 12, 2010 in exchange for every five (5) ADSs held by them. No new Shares will be issued in connection with the Ratio Change. ADS holders will be required to surrender their certificates to The Bank of New York Mellon, as depositary, on a mandatory basis in order to exchange them for new ADSs. The Bank of New York Mellon will contact ADS holders and arrange for the exchange of their current ADSs for new ADSs. As a result of this Ratio Change, the ADS price is expected to automatically increase proportionally. For example, assuming a price per ADS of $1.00, representing the market price of the ADSs as of October 26, 2010, upon completion of the Ratio Change, the price per ADS would be $5.00. The Company can give no assurance, however, that the post-amendment ADS price will be equal to or greater than the pre-amendment ADS price multiplied by the ratio.

The Company believes the expected price increase of the ADSs will enable Gushan to regain compliance with the continued listing standard of the New York Stock Exchange (“NYSE”) relating to minimum average share price. NYSE Listed Company Manual Rule 802.01C requires that a company’s shares trade at an average closing price of not less than $1.00 per share over any consecutive 30 trading-day period. In accordance with this rule, on May 27, 2010, the NYSE notified Gushan that it was not in compliance with such rule and provided Gushan a cure period of six months, or until November 27, 2010, to regain compliance. Gushan can regain compliance if, on the last trading-day of any calendar month during the six month cure period or on the last trading-day of the cure period, the closing ADS price is at least $1.00 and the average closing ADS price is at least $1.00 over the 30 trading-day period immediately preceding such date. Although the purpose of this Ratio Change is to maintain continued listing of the ADSs on the NYSE, the Company can give no assurance that this strategy will be successful.

About Gushan Environmental Energy Limited

Gushan is a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. The Company produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 450,000 tons. The Company’s Hebei and Beijing production facilities are currently in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.